SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Transparent Value Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

      135 East 57th Street, 6th Floor, New York, New York 10022

Telephone Number (including area code): (212) 908-5090

Name and address of agent for service of process: The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801, County of New Castle with copies to Peter K. Ewing, Transparent Value Trust, 135 East 57th Street, 6th Floor, New York, NY 10022 and W.John McGuire, Morgan, Lewis & Bockius LLP, 1111 Pennsylvania Avenue, NW, Washington, DC 20004.

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

[X] Yes       [  ] No

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the city of New York and state of New York on the 15th day of June 2009.

TRANSPARENT VALUE TRUST

/s/ Peter K. Ewing
Name: Peter K. Ewing
Title: Initial Trustee

Attest:

/s/ Farhan Sharaff
Name: Farhan Sharaff
Title: Chief Investment Officer
Transparent Value, LLC